299 S. Main Street, Suite 1300 | Salt Lake City, Utah 84111 | 801-534-4435

May 19, 2016

J. Nolan McWilliams
Attorney-Advisor
United States Securities and Exchange Commission
Division of Finance
Office of Transportation and Leisure
Mail Stop 3561
Washington, D.C.  20549

Re:	NABUfit Global, Inc.
Amendment No. 1 to
Registration Statement on Form S-1
Filed May 5, 2016
File No. 333-210325

Dear Mr. McWilliams:

We are in receipt of your comment letter dated May 12, 2016, regarding Amendment No. 1 to the Registration Statement ("Amended Registration Statement") on form S-1 filed by NABUfit Global, Inc. (the "Company").  This letter sets forth the Company's responses to your comments.  The Company is filing herewith, through EDGAR, a second amendment of the Company's Registration Statement in response to your comments.  In order to assist you in your review of the amendment, we will respond to each of the comments contained in your letter in the order presented.  All initially capitalized terms in this letter have the same meanings given them in the second amendment, unless the context otherwise requires.

Your comments and the Company's responses to them are as follows:

Explanatory Note, page 4.

Comment 1.

Please revise the Public Offering Prospectus and Resale Prospectus as necessary to remove inconsistencies in the description of your offering as revised.  We note by way of example that the first bullet point in this section states that the shares in the public offering will be sold "from time to time" and "on terms that the registrant will determine at the time of the offering."  The first sentence on the prospectus cover page also contains similar language as the first bullet point in this section.  This disclosure is inconsistent with your description of the public offering, including the fixed price and the duration of the offering.

Response 1.

We have revised the description of the Public Offering Prospectus and the Resale Prospectus to remove inconsistencies with the description of the offerings found throughout the Amendment No. 2 to the Registration Statement.  Amendment No. 2 to the Registration Statement should be consistent in its disclosure that the public offering is a self-underwritten offering being made on a "best efforts" basis for a certain period of time as disclosed therein.  We have made additional revisions throughout the Amendment No. 2 to the Registration Statement.

Public Offering Prospectus

Prospectus Cover Page

Comment 2.

As it does not appear that you have made arrangements to place the proceeds in an escrow account prior to the completion of this offering, please disclose that in this section and describe the effect of this on investors.  Refer to Item 501(b)(8) of Regulation S-K.

Response 2.

The following language has been added to the Prospectus Cover Page:

The securities being offering under this prospectus are being offered on a best efforts basis.  There is no minimum number of shares required to be sold to close the offering.  Purchases of securities shall not be eligible for cancellation and funds received will not be held in escrow and will not be eligible for return.  All funds received from sale of securities offered by this prospectus may be used immediately upon receipt by the Company.  Funds received and used by the Company may not be sufficient to carry out the Company's business plan.  See "Risk Factors" beginning on page 18 of this prospectus

About This Prospectus, page 8

Comment 3.

Please revise this section to eliminate any references to a shelf registration process for the public offering.  We note that there is similar language in The Offering section on page 13.  Please revise the public offering prospectus to eliminate such inconsistencies.

Response 3.

All references to shelf offering process for the public offering have been removed from this section and throughout the public offering prospectus.

Plan of Distribution, page 81

Derivative Transactions and Hedging, page 82

Comment 4.

We note your response to our prior comment 2. Please revise this section to remove any references to underwriters.

Response 4.

The referenced Section has been removed.

Exhibit 5.1

Comment 5.

Please have counsel define the capitalized term Securities in the last paragraph on the first page of the opinion or revise.  Additionally, assumptions (v), (vii), and (viii) in the same paragraph are not appropriate for a continuous offering which will commence promptly. Please have counsel revise accordingly.

Response 5.

Counsel has revised is opinion to change the reference to "Securities" to "Registered Shares," a defined term.  Counsel has also removed assumptions (v), (vii) and (viii) from its opinion letter.

As discussed, upon clearing comments, the Company will requested an accelerated effective date as instructed and with the required language.

Thank you for your direction and assistance in this matter.  Please contact me with any additional questions or comments.

Sincerely,

CARMAN LEHNHOF ISRAELSEN

J. Martin Tate, Esq.